UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )

                          Executive Telecard, Ltd.
                              (Name of Issuer)

                       Common Stock, $.001 par value)
                       (Title of Class of Securities)

                                 301601 10 1
                               (CUSIP Number)

                              S. Lee Terry, Jr.
                            Gorsuch Kirgis L.L.C.
                        1401 17th Street, Suite 1100
                           Denver, Colorado 80202
                               (303) 299-8913
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 10, 1997
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].


CUSIP No. 301601 10 1

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Ronald L. Jensen

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)   Citizenship or Place of Organization

     US

Number of Shares         7)  Sole Voting Power       1,425,000
Beneficially Owned       8)  Shared Voting Power             0
By Each Reporting        9)  Sole Dispositive Power  1,425,000
Person With             10)  Shares Dispositive
                              Power                          0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,425,000

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row (11)

     7.9%

14)  Type of Reporting Person

     IN

                                SCHEDULE 13D
                              RONALD L. JENSEN


Item 1    Security and Issuer

          $.001 par value Common Stock ("the Shares") of Executive Telecard, Ltd. (the "Company"), One Blue Hill Plaza, Suite 1650, Pearl River, New York 10965

Item 2    Identity and Background

          (a)  Name:          Ronald L. Jensen

          (b)  Business       5215 N. O'Connor, Suite 300
               Address:       Irving, Texas 75039

          (c)  Principal
               Occupation
               and Address:   Chairman of the Board of UICI
                              5215 N. O'Connor, Suite 300
                              Irving, Texas 75039

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

Item 3.   Source and Amount of Funds or Other Consideration

          On June 10, 1997, pursuant to an agreement with the Issuer, the Reporting Person purchased 1,425,000 Shares from the Issuer for an aggregate purchase price of $7,500,000. The Shares were acquired with personal funds.

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a)  1,425,000 Shares of Common Stock (7.9%) beneficially owned.

          (b) Number of Shares as to which there is sole power to vote - 1,425,000; shared power to direct the vote - 0; sole power to direct the disposition - 1,425,000; shared power to direct the disposition - 0.

          (c)  See Item 3.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          Stock Purchase Agreement


                                  SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 6-17-97                     /s/Ronald Jensen
                                  Ronald L. Jensen


                                  EXHIBIT A


                          STOCK PURCHASE AGREEMENT

          THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into this ---- day of June, 1997, by and between Executive Telecard, Ltd., a Delaware corporation (the "Company") and Ronald Jensen resident of the State of Texas with a business address at 5215 North O'Connor, Suite 300, Irving, Texas 70539 (the "Purchaser").

          In consideration of the premises and of the mutual representations, warranties and covenants hereinafter set forth, the Company and the Purchaser hereby agree as follows:

                                  ARTICLE I

                            THE PURCHASE AND SALE

          I.1 THE PURCHASE AND SALE. Subject to the terms and conditions set forth herein, at the Closing described below, the Company will sell and the Purchaser will purchase an aggregate of 1,425,000 shares (the "Shares") of the Common Stock, $.001 par value per share, of the Company (the "Common Stock") for an aggregate purchase price of $7,500,000 (the "Purchase Price"). The Purchase Price shall be paid as provided in
Section 1.2.

          I.2 THE CLOSING. The closing of the transactions contemplated hereby (the "Closing") shall take place at the principal offices of the Company at One Blue Hill Plaza, Suite 1650, Pearl River, New York 10965 on June 6, 1997 at 10:00 A.M. or at such other place or time as the parties may agree (the "Closing Date"). At the Closing, (i) the Purchase Price shall be payable by delivery of immediately available funds by wire transfer to an account of the Company that shall be specified in writing by the Company prior to the Closing, and (ii) the Company shall deliver to the Purchaser a certificate representing the Shares.

          I.3 TERMINATION OF THIS AGREEMENT. Anything contained in this Agreement to the contrary notwithstanding, in the event that the Purchaser fails to deliver immediately available funds representing the Purchase Price by the close of business on the Closing Date, this Agreement shall terminate and be of no force and effect without the requirement of any notice from, or any action by, the Company.

                                 ARTICLE II

                       REPRESENTATIONS AND WARRANTIES
                           CONCERNING THE COMPANY

          The Company hereby represents and warrants to the Purchaser as follows:

          II.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized and existing under the laws of the State of Delaware and is in good standing under such laws.

          II.2 CORPORATE POWER. The Company has all requisite corporate power and authority to enter into this Agreement and the Company will have at the Closing Date all requisite corporate power to sell the Shares and to carry out and perform its obligations under the terms of this Agreement.

          II.3 CAPITALIZATION. The authorized, issued and outstanding capital stock of the Company consists of (i) 100,000,000 shares of Common Stock and (ii) 5,000,000 shares of preferred stock, par value $.001 per share. There are approximately 15,860,407 shares of the Company's Common Stock and no shares of Preferred Stock currently issued and outstanding.

          II.4 SEC REPORTS AND FINANCIAL STATEMENTS. The Company has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to the Purchaser true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act") and the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (as such documents have been amended or supplemented since the time of their filing, collectively, the "SEC Reports"). As of their respective dates, the SEC Reports have been prepared in conformity with Generally Accepted Accounting Principles consistently applied and as of the dates indicated, and for the periods then ended, present fairly the financial position and results of operations of the Company as of the dates and for the periods indicated.

          II.5 ABSENCE OF UNDISCLOSED LIABILITIES. Except as described in the SEC Reports, the Company has no material debts, liabilities or obligations of any kind, whether accrued, absolute, contingent or other, whether due or to become due, except as incurred in the ordinary course of business, that would have a material adverse effect on the Company.

          II.6 ABSENCE OF CHANGES. Since December 31, 1996, the Company has operated in the ordinary course of business consistent with past practice. Since December 31, 1996, there has not occurred any change in the financial condition, results of operations, assets, liabilities or business of the Company which, in the aggregate, would have a material adverse effect on the Company.

          II.7 FULLY PAID SHARES. The Shares, when acquired by the Purchaser will be fully paid and non-assessable, free of preemptive rights and encumbrances, and will have the same rights under the Company's certificate of incorporation and by-laws as all other shares of Common Stock.

                                 ARTICLE III

                       REPRESENTATIONS AND WARRANTIES
                              OF THE PURCHASER

          The Purchaser represents and warrants to the Company as follows:

          III.1 INVESTMENT INTENT, ETC. The Purchaser is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser has received, examined and reviewed copies of the Company's most recent reports, as amended, filed under the Exchange Act and other publicly available documents requested by him and recognizes that the investment in the Shares involves a high degree of risk. The Purchaser has been advised that it may not be possible to readily liquidate this investment. The Purchaser's overall commitment to the Shares, which are not readily marketable, is not disproportionate to his net worth, his investment in the Company will not cause such overall commitment to become excessive, and he can afford to bear the loss of his entire investment in the Company. The Purchaser has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Common Stock of the Company. The Purchaser confirms that the Company has made available to him the opportunity to ask questions of, and receive answers from, the Company concerning the Company and the activities of the Company and otherwise to obtain any additional information, to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information conveyed to him. The Purchaser hereby acknowledges that he has been advised that this offering of Shares has not been registered with, or reviewed by, the Securities and Exchange Commission because this offering is intended to be a non-public offering pursuant to Section 4(2) of the Securities Act. The Purchaser represents that the Shares are being purchased for his own account, for investment purposes only and not with a view towards distribution or resale to others. The Purchaser agrees that he will not attempt to sell, transfer, assign, pledge or otherwise dispose the Shares unless they are registered under the Securities Act or unless in the opinion of counsel satisfactory to the Company an exemption from such registration is available. The Purchaser understands that no securities administrator of any state has made any finding or determination relating to the fairness of this investment and that no securities administrator of any state has recommended or endorsed, or will recommend or endorse, the offering of the Shares. The execution, delivery and performance by the Purchaser of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Purchaser is a party or by which he is bound. The Purchaser has relied solely upon the advice of its own tax and legal advisors with respect to the tax and other legal aspects of this investment. The Purchaser is purchasing the Shares for his account, and not in any agency, fiduciary or similar capacity. The source of the funds evidencing the Purchase Price are from legally available funds of the Purchaser.

          III.2 LEGENDS. The Purchaser understands that the certificates evidencing the Shares will bear a legend substantially as follows:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED UNTIL (I) A REGISTRATION STATEMENT UNDER THE ACT SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO AND THEY SHALL HAVE BEEN REGISTERED OR QUALIFIED FOR SALE UNDER THE APPROPRIATE STATE SECURITIES LAWS OR (II) IN THE OPINION OF COUNSEL TO THE CORPORATION, REGISTRATION AND QUALIFICATION UNDER THE ACT AND THE SECURITIES LAWS OF THE APPROPRIATE STATE IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER."

          The legend referred to above shall be removed by the Company from any certificate at such time as the holder of the shares represented by the certificate at such time as the holder of the shares represented by the certificate delivers an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is not required in order to establish compliance with any provisions of the Securities Act, or at such time as the holder of such shares satisfies the requirements of Rule 144(k) under the Securities Act, as then in effect with respect to such shares.

          III.3 RISK FACTORS. The Purchaser has conducted his own due diligence with respect to all aspects of this transaction and is familiar with the risk factors inherent in the purchase of the Shares, and has been fully apprised of the facts and circumstances in connection with the (i) action commenced against the Company in the United States District Court for the Southern District of New York (Civil No. 94-CIV-7846 (CLB)), and
(ii) that the Company is indebted to ING Capital Corporation in an amount of approximately $10,000,000 which indebtedness is currently due to be repaid on or before June 25, 1997. The Purchaser is aware that all or a portion of the proceeds from this investment may be used to repay such indebtedness.

                                 ARTICLE IV

                 COVENANTS OF THE COMPANY AND THE PURCHASER

          IV.1 BOARD REPRESENTATIVE. The Company shall appoint the Purchaser and one of his designees to its Board of Directors at the earliest practical date following the Closing Date and shall nominate and recommend the re-election of the Purchaser and such designee at its next Annual Meeting of Stockholders. In the event that the Purchaser is elected to the Board of Directors at such Annual Meeting, the Company shall appoint the Purchaser as its Chairman of the Board at the earliest practical date following such Annual Meeting.

          IV.2 LOCK-UP. In the event that the Company commences an offering of its securities, the Purchaser agrees to enter into agreement with the managing underwriter of such offering, and perform its obligations under a lock-up agreement similar in form and substance to lock-up agreements executed by other executive officers and directors of the Company.

          IV.3 FURTHER ACTS WITHOUT COMPANY CONSENT. So long as the Purchaser is a member of the Company's Board of Directors and for a period of one (1) year thereafter, without the express written consent of all members of the Company's Board of Directors, the Purchaser will not directly or indirectly:

               (a) make, or in any way participate in, any "solicitation" or "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act); or

               (b) publicly oppose any duly authorized Board of Director action or recommendation.

          IV.4 TRANSFER RESTRICTIONS. (a) So long as the Purchaser is a member of the Company's Board of Directors and for a period of one (1) year thereafter, the Purchaser will not, directly or indirectly, transfer, assign, pledge, sell, hypothecate or otherwise dispose (a "disposition") of any capital stock of the Company owned by him without the express written consent of all other members of the Company's Board of Directors, except (1) transfers to members of the Purchaser's immediate family or charitable trusts set up for the benefit of such family members provided that such family member or trust agrees to be bound to the provisions of this Agreement including Sections 4.3 and 4.4 hereof, or (2) if either the following conditions are satisfied with respect to such disposition:

               (i) Such disposition is made pursuant to Rule 144 of the Securities Act and is in accordance with provisions (e), (f) and (g) thereof; or

               (ii) Such disposition is made pursuant to an effective registration statement under the Securities Act.

          (b) Any transfer of shares of the Common Stock in violation of this Section 4.4 may be suspended on the books of the Company.

                                  ARTICLE V

                           REGISTRATION OF SHARES

          V.1 "PIGGYBACK REGISTRATION". (a) If the Company at any time or from time to time during the three (3) year period commencing on the one year anniversary of the Closing Date proposes to register any Common Stock under the Securities Act (other than pursuant to a registration statement (including pre-effective amendments thereto) (i) on Form S-8 or any successor form to such form, (ii) on Form S-4 or any successor form to such form, (iii) filed in connection with an exchange offer or an offering of Common Stock or of securities convertible or exchangeable into Common Stock made solely to its existing shareholders in connection with a rights offering or solely to employees of the Buyer, or a post-effective amendment to any then effective registration statement), it will give written notice to the Purchaser of its intention at least twenty (20) days in advance of the filing of any Registration Statement with respect thereto. Upon written request of the Purchaser given within fifteen (15) days after receipt of such notice, the Company subject to Section 5.1(b) below, will cause the Shares and/or the resale of the Shares requested by the Purchaser to be registered, to be so registered.

          (b) (i) In the case of an underwritten offering by the Company of Common Stock, the Company shall, with respect to Shares that the Purchaser then desires to sell, enter into an underwriting agreement with the same underwriters engaged by the Company with respect to securities being offered by the Company and cause such underwriters to include in any such underwriting all of the Common Shares that the Purchaser then desires to sell; PROVIDED, HOWEVER, that such underwriting agreement is in substantially the same form as the underwriting agreement that the Buyer enters into in connection with the primary offering it is making.

               (ii) If the managing underwriter with respect to an offering pursuant to this Section 5.1 requests in writing that the number of Shares of the Purchaser that are entitled to be registered pursuant to this Section 5.1 be reduced because in the judgment of the managing underwriter the offering would be materially and adversely affected, then the Shares that the Purchaser wishes to register pursuant to this Section
5.1 shall be reduced by such amount as the managing underwriter may determine in writing so as to not materially and adversely affect the proposed offering, which reduced number of Shares shall be included in such offering.

          Notwithstanding the provisions of this Section 5.1, the Company shall have the right at any time after it shall have given written notice pursuant to this Section 5.1 (irrespective of whether a written request for inclusion of any such securities shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

          V.2 REGISTRATION PROCEDURES. Each Registration Statement filed pursuant to this Article V shall be pursuant to the procedures set forth below:

          (a) The Company shall notify the Purchaser promptly after it shall receive notice thereof, of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such Registration Statement has been filed;

          (b) The Company shall furnish to the Purchaser such reasonable number of copies of the Registration Statement and prospectus and such other documents as Purchaser may reasonably request in order to facilitate the public offering of the Shares;

          (c) The Company shall use its best efforts to register or qualify the Shares covered by such Registration Statement under such state securities or blue sky laws of such jurisdictions as the Purchaser may reasonably request, PROVIDED, HOWEVER, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not so qualified or to subject itself to taxation in connection with any such registration or qualification of such securities;

          (d) The Company shall notify the Purchaser participating in such registration promptly of any request by the SEC for the amending or supplementing of such Registration Statement or prospectus or for additional information. The Purchaser agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in this subsection (d), the Purchaser will forthwith discontinue the offer and sale of Shares pursuant to the Registration Statement covering such Shares until receipt by the Purchaser and underwriters of the copies of such supplemented or amended prospectus and, if so directed by the Company, the Purchaser will deliver to the Company all copies, other than permanent file copies then in the Purchaser' possession, of the most recent prospectus covering such Shares at the time of receipt of such notice; and

          (e) The Company shall advise the Purchaser participating in such registration, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued.

          V.3 EXPENSES OF REGISTRATION. All expenses of the Company incident to the Company's performance of or compliance with the provisions of this Article V shall be borne by the Company including without limitation:

          (a)  All registration and filing fees;

          (b) Fees and expenses of compliance with all securities or blue sky laws (including fees and disbursements of counsel for the Company in connection with blue sky qualifications of the Shares; PROVIDED, HOWEVER, that the Company shall not be required to consent to general service of process in any such state); and

          (c) Fees and disbursements of counsel for the Company and its independent auditors.

          Nothing in this Section 5.3 shall be deemed to require the Company to pay or bear any expenses of the Purchaser's attorneys or accountants or any other personal expenses or any underwriting discounts relating to the Common Shares, selling commissions or similar fees attributable pro rata to the Common Shares if such registration results in an Underwritten Offering of all or any portion of the Common Shares.

                                 ARTICLE VI

                          MISCELLANEOUS PROVISIONS

          VI.1 AMENDMENT AND MODIFICATION. This Agreement may be amended, modified or supplemented only by written agreement of Purchaser and the Company.

          VI.2 WAIVER. Any breach of any obligation, covenant, agreement or condition contained herein shall be deemed waived by the non-breaching party, only by a writing, setting forth with particularity the breach being waived and the scope of the waiver, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other breach. No waiver shall be implied from any conduct or action of the non-breaching party. No failure or delay by any party in exercising any right, power or privilege hereunder or under the Documents and no course of dealing by any party shall operate as a waiver and any right, power or privilege hereunder or under any Document nor shall any single or partial exercise thereof or the exercise of any other right, power or privilege.

          VI.3 NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand:

          (a)  if to the Company to:

               Executive Telecard, Ltd.
               One Blue Hill Plaza, Suite 1650
               P.O. Box 1769
               Pearl River, New York  10965
               Attn:  John Gitlin, Esq.

               with a copy (which shall not constitute notice) to:

               Olshan Grundman Frome & Rosenzweig LLP
               505 Park Avenue
               New York, New York  10022
               Attention:  Ilan Reich, Esq.

          (b)  if to Purchaser, to:

               Ronald Jensen
               c/o UICI
               5215 North O'Connor, Suite 300
               Irving, Texas  70539

or to such other address as any party shall have specified by notice in writing to the other in compliance with this Section 6.3.

          VI.4 BINDING NATURE AGREEMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without prior written consent of the other parties.

          VI.5 ACKNOWLEDGEMENT BY THE PURCHASER. The Purchaser has been informed that the Company's Common Stock is publicly-traded on the Nasdaq National Market and that the Purchase Price for the Shares may bear no relation to the future market value or book value of the Common Stock.
The Purchaser further acknowledges that he has reviewed such information as he deems appropriate to evaluate whether to enter into this Agreement. The Purchaser further acknowledges that he is not relying on any oral information or representations from the Company or any other person, including representatives of the Company in connection with his decision to enter into this Agreement, including the Company's financial condition, prospects, present or future results of operations, business plans or the potential for future appreciation in the Company's Common Stock.

          VI.6 GOVERNING LAW. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed therein.

          VI.7 EXPENSES. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

          VI.8 COUNTERPARTS. This Agreement may be signed in counterparts with the same effect as if both parties had signed one and the same instrument.

          VI.9 FORM OF SIGNATURE. The parties hereto agree to accept a facsimile transmission copy of their respective signatures as evidence of their respective actual signatures to this Agreement; PROVIDED HOWEVER, that each party who produces a facsimile signature agrees, by the express terms hereof, to place, immediately after transmission of its signature by fax, a true and correct original copy of its signature in overnight mail to the address of the other party.

          IN WITNESS WHEREOF, the parties hereto have cause this Agreement to be duly executed the day and year first above written.

                                   EXECUTIVE TELECARD, LTD.

                                   By:  /s/Anthony Balinger
                                        Name:  Anthony Balinger
                                        Title:  Chief Executive Officer

                                   RONALD JENSEN

                                   /s/Ronald Jensen